Exhibit 3.1

CERTIFICATE OF ELIMINATION

OF

SERIES A JUNIOR PARTICIPATING PREFERRED STOCK

OF

McDONALD’S CORPORATION

(Pursuant to Section 151(g) of the

Delaware General Corporation Law)

McDonald’s Corporation, a corporation organized and existing under the Delaware General Corporation Law (the “Company”), does hereby certify that the following resolutions respecting shares of Series A Junior Participating Preferred Stock of the Company were duly adopted by the Company’s Board of Directors on December 2, 2010:

NOW, THEREFORE IT IS RESOLVED, That no shares of the Company’s Series A Junior Participating Preferred Stock are outstanding and that no shares of the Series A Junior Participating Preferred Stock will be issued subject to the certificate of designations previously filed with respect to the Series A Junior Participating Preferred Stock.

FURTHER RESOLVED, That pursuant to the authority conferred on the Board of Directors by, the provisions of Section 15l(g) of the Delaware General Corporation Law (the “DGCL”), this Board of Directors hereby eliminates the Series A Junior Participating Preferred Stock.

FURTHER RESOLVED, That Gloria Santona, Corporate Executive Vice President, General Counsel and Secretary, is hereby authorized to execute and file, or cause to be executed and filed, with the Secretary of State of the State of Delaware a certificate pursuant to the DGCL setting forth these resolutions in order to eliminate from the Company’s Restated Certificate of Incorporation all matters set forth in the designations with respect to the Series A Junior Participating Preferred Stock.

In witness whereof, the Company has caused this Certificate of Elimination to be signed by its duly authorized officer on the date set forth below.

McDONALD’S CORPORATION

By:	/s/ Gloria Santona
Gloria Santona
Corporate Executive Vice President, General Counsel and Secretary

Date: December 8, 2010